Baker & McKenzie LLP

1114 Avenue of the Americas

New York, New York  10036

March 22, 2007

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                               CastlePoint Holdings, Ltd.
Registration Statement on Form S-1 Pursuant to Rule 462(b)

Ladies and Gentlemen:

Attached for filing on behalf of our client, CastlePoint Holdings, Ltd., a Bermuda corporation (the “Company”), pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), is the Registration Statement on Form S-1, including exhibits, relating the registration of additional securities of the same class as the securities registered pursuant to the Company’s Registration Statement on Form S-1 (No. 333-139939), which has been declared effective on March 22, 2007 at 3:00 P.M. Eastern Time.

The registration fee in the amount of $654.12 has been calculated pursuant to Rule 457(o) under the Securities Act.  The Company confirmed its instruction to the Company’s bank today to remit the registration fee to the Securities and Exchange Commission’s account at Mellon Bank by wire transfer.

Should you have any questions pertaining to this filing, please call the undersigned at (212) 891-3561.

Sincerely yours,

/s/ Natasha Ziabkina
Natasha Ziabkina

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.